Exhibit 12.1

CHEVRON CORPORATION — TOTAL ENTERPRISE BASIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months
	Ended	Year Ended December 31
	September 30, 2010	2009	2008	2007	2006	2005
	(Millions of dollars)

Net Income Attributable to Chevron Corporation	$13,729	$10,483	$23,931	$18,688	$17,138	$14,099
Income Tax Expense	9,473	7,965	19,026	13,479	14,838	11,098
Distributions Less Than Equity in Earnings of Affiliates	(153)	(103)	(440)	(1,439)	(979)	(1,304)
Noncontrolling Interests	87	80	100	107	70	96
Previously Capitalized Interest Charged to Earnings During Period	175	261	91	62	111	93
Interest and Debt Expense(1)	46	28	—	166	451	482
Interest Portion of Rentals(2)	594	715	983	798	766	688

Earnings Before Provision for Taxes and Fixed Charges	$23,951	$19,429	$43,691	$31,861	$32,395	$25,252

Interest and Debt Expense(1)	$ 46	$ 28	$ —	$ 166	$ 451	$ 482
Interest Portion of Rentals(2)	594	715	983	798	766	688
Preferred Stock Dividends of Subsidiaries	—	—	—	1	1	1
Capitalized Interest	186	273	256	302	157	60

Total Fixed Charges	$ 826	$ 1,016	$ 1,239	$ 1,267	$ 1,375	$ 1,231

Ratio of Earnings to Fixed Charges	29.00	19.12	35.26	25.15	23.56	20.51

(1)	Does not include interest related to liabilities for uncertain tax positions. On the Consolidated Statement of Income, the company reports interest and penalties related to liabilities for uncertain tax positions as “Income Tax Expense.”

(2)	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

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